Exhibit 99.1

PRESS RELEASE

Cascades Inc. 404 Marie-Victorin Blvd., P.O. Box 30 Kingsey Falls (Québec) Canada J0A 1B0 www.cascades.com	Telephone: 819 363-5100 Fax: 819 363-5155

Cascades releases 2013 fourth quarter results and ends the year on a strong note

Kingsey Falls, Québec, March 13, 2014 - Cascades Inc. (TSX: CAS), a leader in the recovery and manufacturing of green packaging and tissue paper products, announces its unaudited financial results for the three-month period and the fiscal year ended December 31, 2013.

Annual Highlights

•	Sales of $3,849 million (compared to $3,645 million in 2012 (+6%))

•	Excluding specific items

•	EBITDA of $352 million (compared to $304 million in 2012 (+16%))

•	Net earnings per share of $0.31 (compared to $0.05 in 2012)

•	Including specific items

•	EBITDA of $322 million (compared to $274 million in 2012 (+18%))

•	Net earnings per share of $0.11 (compared to a net loss of $0.23 in 2012)

•	Appointment of Mario Plourde as President and Chief Executive Officer

•	Increased ownership in Reno de Medici from 48.5% to 57.6%

•	Successful start-up of the Greenpac containerboard mill and ramp-up according to plan

•	Acquisition and conversion of a paper machine at our Oregon Tissue mill with a start-up planned for the end of 2014

•	Creation of a new joint venture in the Atlantic Provinces for the Containerboard Group

Q4 2013 Highlights

•	Sales of $958 million (compared to $995 million in Q3 2013 (-4%) and $904 million in Q4 2012 (+6%))

•	Excluding specific items

•	EBITDA of $105 million (compared to $96 million in Q3 2013 (+9%) and $70 million in Q4 2012 (+50%))

•	Net earnings per share of $0.19 (compared to net earnings of $0.07 in Q3 2013 and a net loss of $0.06 in Q4 2012)

•	Including specific items

•	EBITDA of $93 million (compared to $83 million in Q3 2013 (+12%) and $39 million in Q4 2012 (+138%))

•	Net earnings per share of $0.05 (compared to net earnings of $0.12 in Q3 2013 and a net loss of $0.33 in Q4 2012)

•	Net debt of $1,612 million (compared to $1,601 million as at September 30, 2013), including $113 million of non-recourse net debt

Mr. Mario Plourde, President and Chief Executive Officer, had the following comments on the fourth quarter results: “We are pleased with the 16% improvement of our EBITDA excluding specific items in 2013 which demonstrates that the efforts being pursued under our action plan continue to bear fruit. The results of the last quarter of the year have been solid as a result of improved productivity and more favourable external factors such as a weaker Canadian dollar.

Having significantly increased its EBITDA contribution during the fourth quarter, our Containerboard Group continued to show progress due to an improvement in manufacturing efficiencies. Results were also impacted by a favourable adjustment to its pension liabilities. Our Boxboard Europe Group achieved the greatest EBITDA growth during the fourth quarter. It continues to do well in a difficult environment and has benefited from credits linked to energy savings projects undertaken at two of its mills. Impacted by favourable exchange rates, the Specialty Products Group’s results were stable compared to the previous quarter, even though the fourth quarter is usually a slower quarter. Finally, our Tissue Papers Group recorded a seasonal EBITDA decrease as it did last year and it continues to face a very competitive environment while new capacity is being absorbed by the market.

While facing normal logistical challenges associated with start-ups, the Greenpac mill is continuing to ramp-up as planned. Average daily production during the fourth quarter was 747 tons per day, without adjusting for downtime, and operating income before depreciation was positive for the quarter.”

Financial Summary

Segmented OIBD excluding specific items 1

(in millions of Canadian dollars) (unaudited)	2013	2012	Q4 2013	Q4 2012	Q3 2013

Packaging Products
Containerboard	146	95	46	25	42
Boxboard Europe	51	42	21	11	9
Specialty Products	58	49	16	8	15

Tissue Papers	133	138	32	31	39

Corporate Activities	(36)	(20)	(10)	(5)	(9)

OIBD excluding specific items	352	304	105	70	96

Note 1 - Refer to section “Supplemental information on non-IFRS measures”.

Selected consolidated information

(in millions of Canadian dollars, except amounts per share) (unaudited)	2013	2012	Q4 2013	Q4 2012	Q3 2013

Sales	3,849	3,645	958	904	995

Excluding specific items [1]
Operating income before depreciation and amortization (OIBD or EBITDA)	352	304	105	70	96
Operating income	170	118	57	22	50
Net earnings (loss) [2]	29	5	18	(5)	7
per common share [2]	$0.31	$0.05	$0.19	$(0.06)	$0.07
Margin (OIBD or EBITDA)	9.1%	8.3%	11.0%	7.7%	9.6%

As reported
Operating income before depreciation and amortization (OIBD or EBITDA)	322	274	93	39	83
Operating income (loss)	140	75	45	(19)	37
Net earnings (loss) [2]	11	(22)	6	(32)	11
per common share [2]	$0.11	$(0.23)	$0.05	$(0.33)	$0.12

Note 1 - Refer to section “Supplemental information on non-IFRS measures”.

Note 2 - 2012 figures have been restated following the new IFRS standard IAS19 – Employee benefits

Results analysis for the three-month period ended December 31, 2013 (compared to the same period last year)

In comparison with the same period last year, sales increased by 6% to $958 million in the fourth quarter of 2013 due to favourable exchange rates, an increase in shipments and higher average selling prices.

Operating income, excluding specific items, increased significantly from $22 million in Q4 2012 to $57 million for the fourth quarter of 2013. In addition to the above-mentioned factors, lower energy costs and the contribution from businesses acquired and restructuring actions positively contributed to results and offset the negative impacts of higher raw materials costs, essentially linked to external purchases of paper. Compared to the last quarter of the previous year, our three groups active in the Packaging Products sector registered significant improvement in operating income. Higher shipments, lower production costs and lower depreciation expense contributed to improve our Containerboard Group’s operating income. Also, the Group benefited from a decrease in post-employment benefits obligations. Energy credits strongly contributed to the increase of the operating income of our Boxboard Europe Group while our Specialty Products Group benefited from lower production costs. As for our Tissue Papers Group, it recorded slightly higher operating income as a result of the weakness of the Canadian dollar. Finally, the costs related to corporate activities increased due to the continuation of the implementation of our new ERP system.

When including specific items, operating income amounted to $45 million in comparison to an operating loss of $19 million for the same period of last year. In the fourth quarter of 2013, the following specific items, before income taxes, impacted our operating income and/or net earnings:

•	a $7 million net impairment charge on assets of our Boxboard Europe and Specialty Products Groups for $24 million and a reversal of impairment of $17 million in our Tissue Papers segment (operating income and net earnings);

•	a $6 million charge related to restructuring measures (operating income and net earnings);

•	a $1 million unrealized gain on derivative financial instruments (operating income and net earnings).

Net earnings excluding specific items amounted to $18 million ($0.19 per share) in the fourth quarter of 2013 compared to a net loss of $5 million ($0.06 per share) for the same period in 2012. Including specific items, net earnings amounted to $6 million ($0.05 per share) compared to a net loss of $32 million ($0.33 per share) for the same quarter in 2012.

Results analysis for the three-month period ended December 31, 2013 (compared to the previous quarter)

In comparison to the previous quarter, sales decreased by 4% to reach $958 million. A decrease in shipments and lower average selling price more than offset favourable exchange rates. However, lower operating costs, energy credits and a decrease in maintenance and subcontracting costs contributed to increase operating income excluding specific items by 14% to $57 million.

Net earnings excluding specific items for the fourth quarter of 2013 were $18 million ($0.19 per share) compared to net earnings of $7 million ($0.07 per share) during the previous quarter. Net earnings for the quarter were affected by a higher income tax rate and our share of the results of our investments which now include the contribution of the Greenpac mill.

Net debt increased by $11 million to $1,612 million due to the depreciation of the Canadian dollar compared to its US counterpart.

For further details, see the tables on IFRS and non-IFRS measures reconciliation, included herewith.

Near-term outlook

In commenting on the outlook, Mr. Plourde added: “The usual year-end seasonality seems to have been delayed until January of this year and this has allowed us to finish the year on a good note due to a stronger than anticipated month of December . We are beginning 2014 with a certain seasonal slowdown and a shutdown of 14 days at our Trenton containerboard mill due to an equipment failure. Despite this, we are confident that we will increase our EBITDA and margins for a third consecutive year in 2014.

While the outlook is encouraging for most of our sectors, the tissue industry currently faces the short-term challenge of additional capacity. We do not foresee important changes in the cost of recycled fibres and we should feel the impact of the depreciation of the Canadian dollar more fully starting next quarter.

Dividend on common shares and normal course issuer bid

The Board of Directors of Cascades declared a quarterly dividend of $0.04 per share to be paid March 28, 2014 to shareholders of record at the close of business on March 24, 2014. This dividend paid by Cascades is an “eligible dividend” as per the Income Tax Act (Bill C-28, Canada).

In the fourth quarter of 2013, Cascades did not purchase shares.

Conference call information

Management will comment on the 2013 fourth quarter financial results during a conference call to be held today at 10:00 a.m.

Financial analysts, investors, media and other interested individuals are invited to listen to the conference call by dialing 1-866-229-4144 and by using the access code 9501952#. The conference call, including the investor presentation, will also be broadcast live on the Cascades corporate website (www.cascades.com, Investors tab on the Home page). The broadcast replay will be available on the Cascades corporate website and by phone until March 21, 2014 by dialing 1-888-843-7419 and by using the access code 9501952#.

Founded in 1964, Cascades produces, converts and markets packaging and tissue products that are composed mainly of recycled fibres. The Corporation employs more than 12,000 employees, who work in more than 100 units located in North America and Europe. With its management philosophy, half a century of experience in recycling, and continuous efforts in research and development as driving forces, Cascades continues to serve its clients with innovative products. Cascades’ shares trade on the Toronto Stock Exchange, under the ticker symbol CAS.

Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Corporation’s products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in Corporation’s Securities and Exchange Commission filings.

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars) (unaudited)	DECEMBER 31, 2013	DECEMBER 31, 2012
Assets
Current assets
Cash and cash equivalents	23	20
Accounts receivable	512	513
Current income tax assets	34	22
Inventories	543	497
Financial assets	2	15

	1,114	1,067
Long-term assets
Investments in associates and joint ventures	261	222
Property, plant and equipment	1,684	1,659
Intangible assets with finite useful life	196	200
Financial assets	17	13
Other assets	108	70
Deferred income tax assets	118	128
Goodwill and other intangible assets with indefinite useful life	333	335

	3,831	3,694

Liabilities and Equity
Current liabilities
Bank loans and advances	56	80
Trade and other payables	590	551
Current income tax liabilities	2	1
Current portion of provisions for contingencies and charges	2	6
Current portion of financial liabilities and other liabilities	11	74
Current portion of long-term debt	39	60

	700	772
Long-term liabilities
Long-term debt	1,540	1,415
Provisions for contingencies and charges	37	33
Financial liabilities	39	36
Other liabilities	212	264
Deferred income tax liabilities	109	80

	2,637	2,600

Equity attributable to Shareholders
Capital stock	482	482
Contributed surplus	17	16
Retained earnings	642	567
Accumulated other comprehensive loss	(60)	(87)

	1,081	978
Non-controlling interest	113	116

Total equity	1,194	1,094

	3,831	3,694

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

	For the 3-month periods ended December 31,		For the years ended December 31,
(in millions of Canadian dollars, except per share amounts and number of shares) (unaudited)	2013	2012	2013	2012
Sales	958	904	3,849	3,645

Cost of sales and expenses
Cost of sales (including depreciation and amortization of $182 million ($48 million in the fourth quarter); 2012— $199 million ($58 million in the fourth quarter))	800	796	3,277	3,157
Selling and administrative expense	102	96	406	382
Loss (gain) on acquisitions, disposals and others	—	—	3	(1)
Impairment charges and restructuring costs	13	30	33	36
Foreign exchange loss (gain)	(2)	—	(5)	2
Loss (gain) on derivative financial instruments	—	1	(5)	(6)

	913	923	3,709	3,570

Operating income (loss)	45	(19)	140	75
Financing expense	26	25	103	102
Interest expense on employee future benefits	3	4	12	13
Foreign exchange loss (gain) on long-term debt and financial instruments	2	(6)	(2)	(8)
Share of results of associates and joint ventures	5	1	3	(2)

Profit (loss) before income taxes	9	(43)	24	(30)
Provision for (recovery of) income taxes	4	(10)	12	(6)

Net earnings (loss) from continuing operations including non-controlling interest for the period	5	(33)	12	(24)
Net earnings (loss) from discontinued operations for the period	2	(3)	2	(5)

Net earnings (loss) including non-controlling interest for the period	7	(36)	14	(29)
Net earnings (loss) attributable to non-controlling interest	1	(4)	3	(7)

Net earnings (loss) attributable to Shareholders for the period	6	(32)	11	(22)

Net earnings (loss) from continuing operations per common share
Basic	$0.03	$(0.30)	$0.09	$(0.18)
Diluted	$0.03	$(0.30)	$0.09	$(0.18)
Net earnings (loss) per common share
Basic	$0.05	$(0.33)	$0.11	$(0.23)
Diluted	$0.05	$(0.33)	$0.11	$(0.23)

Weighted average basic number of common shares outstanding	93,887,849	93,960,372	93,885,402	94,157,726

Weighted average number of diluted common shares	95,057,505	94,372,543	94,694,761	94,595,401

Net earnings (loss) attributable to Shareholders:
Continuing operations	4	(29)	9	(17)
Discontinued operations	2	(3)	2	(5)

Net earnings (loss)	6	(32)	11	(22)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the 3-month periods ended December 31,		For the years ended December 31,
(in millions of Canadian dollars) (unaudited)	2013	2012	2013	2012
Net earnings (loss) including non-controlling interest for the period	7	(36)	14	(29)

Other comprehensive income (loss)
Items that may be reclassified subsequently to earnings
Translation adjustments
Change in foreign currency translation of foreign subsidiaries	24	13	52	(13)
Change in foreign currency translation related to net investment hedging activities	(15)	(5)	(30)	9
Income taxes	2	1	4	(1)
Cash flow hedges
Change in fair value of foreign exchange forward contracts	(4)	(1)	(7)	6
Change in fair value of interest rate swaps	2	(1)	13	(7)
Change in fair value of commodity derivative financial instruments	4	1	9	4
Income taxes	(1)	—	(6)	—

	12	8	35	(2)
Items that are reclassified to retained earnings
Actuarial gain (loss) on post-employment benefit obligations	23	23	97	(27)
Income taxes	(6)	(7)	(26)	7

	17	16	71	(20)

Other comprehensive income (loss)	29	24	106	(22)

Comprehensive income (loss) including non-controlling interest for the period	36	(12)	120	(51)
Comprehensive income (loss) attributable to non-controlling interest for the period	6	(4)	12	(12)

Comprehensive income (loss) attributable to Shareholders for the period	30	(8)	108	(39)

Comprehensive income (loss) attributable to Shareholders:
Continuing operations	28	(5)	106	(34)
Discontinued operations	2	(3)	2	(5)

Comprehensive income (loss)	30	(8)	108	(39)

CONSOLIDATED STATEMENTS OF EQUITY

	For the year ended December 31, 2013
(in millions of Canadian dollars) (unaudited)	CAPITAL STOCK	CONTRIBUTED SURPLUS	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE LOSS	TOTAL EQUITY ATTRIBUTABLE TO SHAREHOLDERS	NON- CONTROLLING INTEREST	TOTAL EQUITY
Balance - Beginning of year	482	16	567	(87)	978	116	1,094
Comprehensive income
Net earnings	—	—	11	—	11	3	14
Other comprehensive income	—	—	70	27	97	9	106

	—	—	81	27	108	12	120
Dividends	—	—	(15)	—	(15)	—	(15)
Stock options	—	1	—	—	1	—	1
Acquisition of non-controlling interest	—	—	9	—	9	(15)	(6)

Balance - End of year	482	17	642	(60)	1,081	113	1,194

	For the year ended December 31, 2012
(in millions of Canadian dollars) (unaudited)	CAPITAL STOCK	CONTRIBUTED SURPLUS	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE LOSS	TOTAL EQUITY ATTRIBUTABLE TO SHAREHOLDERS	NON- CONTROLLING INTEREST	TOTAL EQUITY
Balance - Beginning of year	486	14	615	(86)	1,029	136	1,165
Comprehensive loss
Net loss	—	—	(22)	—	(22)	(7)	(29)
Other comprehensive loss	—	—	(16)	(1)	(17)	(5)	(22)

	—	—	(38)	(1)	(39)	(12)	(51)
Dividends	—	—	(15)	—	(15)	—	(15)
Stock options	—	1	—	—	1	—	1
Redemption of common shares	(4)	1	—	—	(3)	—	(3)
Acquisition of non-controlling interest	—	—	5	—	5	(8)	(3)

Balance - End of year	482	16	567	(87)	978	116	1,094

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the 3-month periods ended December 31,		For the years ended December 31,
(in millions of Canadian dollars) (unaudited)	2013	2012	2013	2012
Operating activities from continuing operations
Net earnings (loss) attributable to Shareholders for the period	6	(32)	11	(22)
Net loss (earnings) from discontinued operations for the period	(2)	3	(2)	5

Net earnings (loss) from continuing operations	4	(29)	9	(17)
Adjustments for:
Financing expense and interest expense on employee future benefits	29	29	115	115
Depreciation and amortization	48	58	182	199
Loss (gain) on acquisitions, disposals and others	—	—	3	(1)
Impairment charges and restructuring costs	10	29	30	30
Unrealized loss (gain) on derivative financial instruments	(1)	1	(6)	(5)
Foreign exchange loss (gain) on long-term debt and financial instruments	2	(6)	(2)	(8)
Provision for (recovery of) income taxes	4	(10)	12	(6)
Share of results of associates and joint ventures	5	1	3	(2)
Net earnings (loss) attributable to non-controlling interest	1	(4)	3	(7)
Net financing expense paid	(35)	(34)	(100)	(99)
Income taxes received (paid)	2	3	5	(17)
Dividend received	5	5	12	10
Employee future benefits and others	(13)	(9)	(40)	(31)

	61	34	226	161
Changes in non-cash working capital components	25	58	6	42

	86	92	232	203

Investing activities from continuing operations
Investments in associates and joint ventures	(15)	—	(32)	(19)
Purchases of property, plant and equipment	(47)	(47)	(148)	(161)
Proceeds on disposals of property, plant and equipment	3	—	12	20
Increase (decrease) in intangible and other assets	8	(10)	(13)	(39)
Business acquisition, net of cash acquired	—	—	—	(14)

	(51)	(57)	(181)	(213)

Financing activities from continuing operations
Bank loans and advances	(19)	(18)	(31)	(11)
Change in revolving credit facilities	(2)	13	76	117
Purchase of senior notes	—	(5)	(10)	(8)
Increase in other long-term debt	1	6	14	8
Payments of other long-term debt	(14)	(20)	(50)	(63)
Settlement of derivative financial instruments	—	—	(14)	—
Redemption of common shares	—	—	—	(3)
Partial disposal of a subsidiary to non-controlling interest	—	(3)	—	—
Acquisition of non-controlling interest including dividend paid	—	(1)	(19)	(3)
Dividends paid to the Corporation’s Shareholders	(3)	(4)	(15)	(15)

	(37)	(32)	(49)	22

Change in cash and cash equivalents during the period from continuing operations	(2)	3	2	12
Change in cash and cash equivalents from discontinued operations	—	1	—	(4)

Net change in cash and cash equivalents during the period	(2)	4	2	8
Currency translation on cash and cash equivalents	—	—	1	—
Cash and cash equivalents - Beginning of the period	25	16	20	12

Cash and cash equivalents - End of the period	23	20	23	20

SEGMENTED INFORMATION

The Corporation analyzes the performance of its operating segments based on their operating income before depreciation and amortization, which is not a measure of performance under International Financial Reporting Standards (“IFRS”); however, the chief operating decision-maker (“CODM”) uses this performance measure to assess the operating performance of each reportable segment. Earnings for each segment are prepared on the same basis as those of the Corporation. Intersegment operations are recorded on the same basis as sales to third parties, which are at fair market value. The accounting policies of the reportable segments are the same as the Corporation’s accounting policies described in its most recent audited consolidated financial statements for the year ended December 31, 2012.

The Corporation’s operating segments are reported in a manner consistent with the internal reporting provided to the CODM. The Chief Executive Officer has authority for resource allocation and assessment of the Corporation’s performance, and is therefore the CODM.

The Corporation’s operations are managed in four segments: Containerboard, Boxboard Europe, Specialty Products (which constitutes the Packaging Products of the Corporation) and Tissue Papers.

	SALES
	For the 3-month periods ended December 31,		For the years ended December 31,
(in millions of Canadian dollars) (unaudited)	2013	2012	2013	2012
Packaging Products
Containerboard	328	306	1,314	1,189
Boxboard Europe	216	198	837	791
Specialty Products	192	183	774	791
Intersegment sales	(15)	(14)	(61)	(68)

	721	673	2,864	2,703
Tissue Papers	249	242	1,033	979
Intersegment sales and others	(12)	(11)	(48)	(37)

Total	958	904	3,849	3,645

	OPERATING INCOME (LOSS) BEFORE DEPRECIATION AND AMORTIZATION
	For the 3-month periods ended December 31,		For the years ended December 31,
(in millions of Canadian dollars) (unaudited)	2013	2012	2013	2012
Packaging Products
Containerboard	44	(1)	153	64
Boxboard Europe	—	8	30	38
Specialty Products	10	8	32	49

	54	15	215	151
Tissue Papers	49	32	150	138
Corporate	(10)	(8)	(43)	(15)

Operating income before depreciation and amortization	93	39	322	274
Depreciation and amortization	(48)	(58)	(182)	(199)
Financing expense and interest expense on employee future benefits	(29)	(29)	(115)	(115)
Foreign exchange loss (gain) on long-term debt and financial instruments	(2)	6	2	8
Share of results of associates and joint ventures	(5)	(1)	(3)	2

Profit (loss) before income taxes	9	(43)	24	(30)

	PURCHASES OF PROPERTY, PLANT AND EQUIPMENT
	For the 3-month periods ended December 31,		For the years ended December 31,
(in millions of Canadian dollars) (unaudited)	2013	2012	2013	2012
Packaging Products
Containerboard	18	25	44	72
Boxboard Europe	10	10	29	29
Specialty Products	8	5	22	15

	36	40	95	116
Tissue Papers	22	21	47	34
Corporate	4	5	15	19

Total purchases	62	66	157	169
Proceeds on disposal of property, plant and equipment	(3)	—	(12)	(20)
Capital-lease acquisitions	(1)	(1)	(4)	(5)

	58	65	141	144
Purchases of property, plant and equipment included in “Trade and other payables”
Beginning of period	19	10	28	25
End of period	(33)	(28)	(33)	(28)

Purchases of property, plant and equipment net of proceeds on disposals	44	47	136	141

SUPPLEMENTAL INFORMATION ON NON-IFRS MEASURES

Operating income before depreciation and amortization, earnings before interest, income taxes, depreciation and amortization, operating income and cash flow from operations are not measures of performance under IFRS. The Corporation includes operating income before depreciation and amortization, earnings before interest, taxes, depreciation and amortization, operating income and cash flow from operations because they are measures used by management to assess the operating and financial performance of the Corporation’s operating segments. Additionally, the Corporation believes that these items provide additional measures often used by investors to assess a company’s operating performance and its ability to meet debt service requirements. However, operating income before depreciation and amortization, earnings before interest, taxes, depreciation and amortization, operating income and cash flow from operations do not represent, and should not be used as a substitute for, net earnings or cash flows from operating activities as determined in accordance with IFRS, and they are not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of operating income before depreciation and amortization, earnings before interest, taxes, depreciation and amortization, operating income and cash flow from operations may differ from those of other companies. Cash flow from operations is defined as cash flow from operating activities as determined in accordance with IFRS excluding the change in working capital components.

Operating income before depreciation and amortization excluding specific items, earnings before interest, income taxes, depreciation and amortization excluding specific items, operating income excluding specific items, net earnings excluding specific items, net earnings per common share excluding specific items and cash flow from operations excluding specific items are non-IFRS measures. The Corporation believes that it is useful for investors to be aware of specific items that have adversely or positively affected its IFRS measures, and that the above mentioned non-IFRS measures provide investors with a measure of performance with which to compare its results between periods without regard to these specific items. The Corporation’s measures excluding specific items have no standardized meaning prescribed by IFRS and are not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

The specific items excluded from OIBD, operating income, financing expense, net earnings and cash flow from operations mainly include charges for (reversals of) impairment of assets, charges for facility or machine closures, accelerated depreciation of assets due to restructuring measures, debt restructuring charges, gains or losses on the acquisition or sale of a business unit, gains or losses on the share of results of associates and joint ventures, unrealized gains or losses on derivative financial instruments that do not qualify for hedge accounting, unrealized gains or losses on interest rate swaps, foreign exchange gains or losses on long-term debt and other significant items of an unusual or non-recurring nature. Although we consider these items to be non-recurring and less relevant to evaluating our performance, some of them will continue to take place and will reduce the cash available to us.

The following table reconciles net earnings (loss) and net earnings (loss) per share with net earnings (loss) excluding specific items and net earnings (loss) per share excluding specific items:

(in millions of Canadian dollars, except amounts per share) (unaudited)	Net earnings (loss)					Net earnings (loss) per share [1]
	2013	2012	Q4 2013	Q4 2012	Q3 2013	2013	2012	Q4 2013	Q4 2012	Q3 2013

As per IFRS [2]	11	(22)	6	(32)	11	$0.11	$(0.23)	$0.05	$(0.33)	$0.12
Specific items:
Loss (gain) on acquisitions, disposals and others	3	(1)	—	—	—	$0.03	$(0.01)	—	—	—
Impairment charges	27	29	7	27	20	$0.25	$0.22	$0.09	$0.21	$0.16
Restructuring costs	6	7	6	3	—	$0.04	$0.05	$0.04	$0.02	—
Unrealized loss (gain) on financial instruments	(6)	(5)	(1)	1	(7)	$(0.04)	$(0.04)	—	—	$(0.06)
Accelerated depreciation due to restructuring measures	—	13	—	10	—	—	$0.10	—	$0.07	—
Unrealized gain on interest rate swaps	(1)	—	—	—	(1)	$(0.01)	—	—	—	$(0.01)
Foreign exchange loss (gain) on long-term debt and financial instruments	(2)	(8)	2	(6)	(11)	$(0.02)	$(0.07)	$0.02	$(0.05)	$(0.10)
Share of results of associates and joint ventures	(4)	(2)	1	(1)	(5)	$(0.03)	$(0.02)	$0.01	$(0.01)	$(0.04)
Included in discontinued operations, net of tax	(2)	5	(2)	3	—	$(0.02)	$0.05	$(0.02)	$0.03	—
Tax effect on specific items, other tax adjustments and attributable to non-controlling interest [1]	(3)	(11)	(1)	(10)	—	—	—	—	—	—

	18	27	12	27	(4)	$0.20	$0.28	$0.14	$0.27	$(0.05)

Excluding specific items [2]	29	5	18	(5)	7	$0.31	$0.05	$0.19	$(0.06)	$0.07

Note 1 - Specific amounts per share are calculated on an after-tax basis and net of the portion attributable to non-controlling interest.

Note 2 - 2012 figures have been restated following the new IFRS standard IAS19 – Employee benefits

Net earnings (net loss), which is a performance measure defined by IFRS, is reconciled below with operating income, operating income excluding specific items and operating income before depreciation excluding specific items or earnings before interest, income taxes, depreciation and amortization excluding specific items:

(in millions of Canadian dollars) (unaudited)	2013	2012	Q4 2013	Q4 2012	Q3 2013

Net earnings (loss) attributable to Shareholders for the period [1]	11	(22)	6	(32)	11
Net earnings (loss) attributable to non-controlling interest	3	(7)	1	(4)	1
Net loss (gain) from discontinued operations for the period	(2)	5	(2)	3	—
Provision for (recovery of) income taxes [1]	12	(6)	4	(10)	7
Share of results of associates and joint ventures	3	(2)	5	1	—
Foreign exchange loss (gain) on long-term debt and financial instruments	(2)	(8)	2	(6)	(11)
Financing expense and interest on employee future benefits [1]	115	115	29	29	29

Operating income (loss)	140	75	45	(19)	37
Specific items :
Loss (gain) on acquisitions, disposals and others	3	(1)	—	—	—
Impairment charges	27	29	7	27	20
Restructuring costs	6	7	6	3	—
Unrealized loss (gain) on financial instruments	(6)	(5)	(1)	1	(7)
Accelerated depreciation and amortization due to restructuring measures	—	13	—	10	—

	30	43	12	41	13

Operating income - excluding specific items	170	118	57	22	50
Depreciation and amortization, excluding specific items	182	186	48	48	46

Operating income before depreciation and amortization (OIBD or EBITDA) - excluding specific items	352	304	105	70	96

Note 1 - 2012 figures have been restated following the new IFRS standard IAS19 – Employee benefits

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